Exhibit 99.1

Press Release, 9 October 2018

Interxion Names John Doherty as Chief Financial Officer

AMSTERDAM 9 October 2018. INTERXION HOLDING NV (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, today announced that it has named John Doherty as Chief Financial Officer, effective 1st November 2018. Mr Doherty brings over 25 years of experience in key leadership roles at Verizon, most recently as Senior Vice President of Corporate Development and Chairman and Chief Investment Officer of Verizon Ventures.

“I am pleased to welcome an executive of John’s calibre to the Interxion management team,” said David Ruberg, Interxion’s Chief Executive Officer. “John brings deep expertise in the technology and telecoms industries as well as a wealth of experience in managing and developing global and early-stage businesses from a financial and strategic perspective.”

At Verizon, Mr Doherty’s responsibilities included supporting the development of group corporate strategy and executing corporate development initiatives including acquisitions, divestitures and venture investments. Previously, Mr Doherty held a series of global leadership positions across the Verizon group, including the role of Chief Financial Officer of four different Verizon business units.

“I am delighted to be joining Interxion at an exciting juncture in its development”, said Mr Doherty. “The company is firmly established as a European colocation market leader and I look forward to contributing to the continued strong growth of the business, accompanied by a clear focus on driving shareholder value.”

Press Release, 9 October 2018

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 50 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications. With over 700 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not limited to, the difficulty of reducing operating expenses in the short term, the inability to utilise the capacity of newly planned data centres and data centre expansions, delays in connection with the development of new data centres or data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, and certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission.

Interxion does not assume any obligation to update the forward-looking information contained in this report.

Press Release, 9 October 2018

Contact:

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@interxion.com

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